Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

          Vasogen Research Published in the Journal of Neuroimmunology

Toronto, Ontario (June 24, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a research and development company focused on immune modulation therapies targeting the chronic inflammation underlying cardiovascular and neurological disorders, today announced the publication of preclinical findings demonstrating the ability of VP015, a second formulation from its VP series of drugs, to significantly reduce markers of inflammation in the brain. The results have been published in the June issue of the Journal of Neuroimmunology (151: 12-23, 2004) and are based on research conducted at the Department of Physiology of Trinity College in Dublin, Ireland - a center of excellence in neuroscience research.

"The published pre-clinical data demonstrate the ability of VP015 to mediate inflammatory activity across the blood brain barrier, supporting the therapeutic potential for this novel drug formulation to address a number of serious neurological disorders," stated Dr. Anthony Bolton, Vasogen's Chief Scientist. "We continue to advance our research program at international centers of excellence for neuroscience, focused on investigating the therapeutic potential of our VP series of drugs and selecting a lead indication for clinical development."

The published data demonstrate that VP015 potently abrogates the inhibitory effect of an inflammatory stimulus, lipopolysaccharide (LPS), on long-term potentiation (LTP) in the hippocampus, the region of the brain involved in memory and learning (p<0.001). The persistent enhancement of the synaptic response in a specific neural pathway in the hippocampus is described by long term potentiation and is considered to be a key physiological mechanism involved in memory and learning.

The published data also demonstrate that the LPS-induced increase in the concentration of the pro-inflammatory cytokine interleukin-1a (IL-1a) in the hippocampus was inhibited by VP015, as were the accompanying increases in activation of specific enzymes involved in the inflammatory response, c-Jun N-terminal kinase (JNK) and p38. The level of activation of microglial cells, immune cells found in the brain, was also reduced. It has recently been proposed that activated microglia are "the silent executioner in neurodegenerative disease". Furthermore, following LPS administration, Vasogen's drug significantly increased hippocampal concentrations of IL-10 (p<0.05), a potent anti-inflammatory cytokine implicated in the preservation of neuronal function.

VP015 is one of a series of structurally related drugs that are designed to interact with immune cells leading to the modulation of cytokines - potent chemical messengers that regulate and control inflammation. VP025, the lead product candidate from this new class of drugs, is being developed for the treatment of certain chronic neurological disorders. Neurological conditions that are associated with an inflammatory response in the brain and central nervous system include Alzheimer's disease, Parkinson's disease, ALS (Lou Gehrig's disease) and multiple sclerosis. These indications are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.


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About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of phospholipid-based drugs, which includes VP025, designed to interact with APCs to regulate cytokine levels and control inflammation.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.